August 21, 2019

VIA EDGAR

Isaac Esquivel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Starwood Real Estate Income Trust, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 28, 2019

File No. 333-220997

Form 10-Q for the Quarter Ended March 31, 2019

Filed May 14, 2019

File No. 000-56046

Ladies and Gentlemen:

On behalf of Starwood Real Estate Income Trust, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission responses to the comment from the Staff’s comment letter dated August 9, 2019 relating to the above-referenced annual and quarterly filings on Form 10-K and Form 10-Q.

To assist your review, we have retyped the text of the Staff’s comments that the Company is responding to in this letter in italics below.

Form 10-Q for the Quarter Ended March 31, 2019

Net Asset Value, page 25

1.

We note that you have acquired real estate investments that are material to your calculation of NAV. Please confirm to us that you will include a description of your valuation guidelines for these investments in future periodic filings when material changes in NAV are reported. The disclosure should include primary valuation method(s) and key assumptions used to determine the fair value of the investments.

Response

The Company confirms that it will include the requested information in future periodic filings when material changes in NAV are reported. The requested changes can be found in the Company’s Form 10-Q for the Quarter Ended June 30, 2019 filed August 12, 2019 on page 31. This information is also provided in supplements to the prospectus of the Company, dated April 16, 2019 (as supplemented to date, the “Prospectus” File No. 333-220997) where the transaction price for each class of the Company’s common stock is disclosed.

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Please do not hesitate to call me at (203) 422-7775 with any questions or further comments regarding this submission or if you wish to discuss the above response.

Very truly yours,

/s/ Matthew Guttin
Matthew Guttin

cc:	Dave Guiteau

John P. McCarthy, Jr.